SHOE PAVILION, INC.

**SECOND AMENDED AND RESTATED
NON-EMPLOYEE DIRECTOR STOCK PLAN**

TABLE OF CONTENTS

SHOE PAVILION, INC.

**SECOND AMENDED AND RESTATED
NON-EMPLOYEE DIRECTOR STOCK PLAN**

SECTION 1
ESTABLISHMENT, PURPOSE AND DURATION

1.1   Establishment.   Shoe Pavilion, Inc., a Delaware corporation (the "Company"), hereby establishes as of February 22, 1998 the "Shoe Pavilion, Inc. Non-Employee Director Stock Plan" (the "Plan"), for the benefit of certain Non-Employee members of the Board of Directors of the Company ("Non-Employee Directors"), in order to compensate such Non-Employee Directors for their past services by awarding them stock options ("Options") or restricted stock awards ("Restricted Stock") under the Plan.

1.2   Purpose of the Plan.   The purpose of the Plan is to promote the success, and enhance the value, of the Company, by attracting, retaining and motivating Non-Employee Directors of outstanding competence.   The Plan also is designed to align the interests of Non-Employee Directors with the interests of the stockholders of the Company.

1.3   Effective Date.   The Plan is effective as of February 22, 1998.

1.4   Duration of the Plan.   The Plan shall commence on the date specified in Section 1.3, and subject to the right of the Board of Directors of the Company to terminate the Plan at any time and for any reason pursuant to Section 9, shall remain in effect thereafter. Notwithstanding the preceding sentence, each Option shall remain in effect until such Option has been satisfied by the issuance of Shares or terminated in accordance with its terms and the terms of the Plan. In the event that on any date of grant the aggregate number of Shares to be subject to Options or Restricted Stock Awards granted to all Non-Employee Directors exceeds the number of Shares then available for grant under the Plan, each Non-Employee Director shall share pro rata in the number of Shares that remain available for grant on such date.

SECTION 2
DEFINITIONS

For purposes of this Plan, the following terms shall have the meanings indicated unless a different meaning is plainly required by the context:

2.1   Award means, individually or collectively, a grant under the Plan of Options or Restricted Stock.

2.2   Board or Board of Directors means the Board of Directors of the Company.

2.3   Change in Control means the occurrence of any of the following events:

2.3.1 Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act) directly or indirectly, or securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities;

2.3.2 The consummation of the sale or disposition by the Company of all or substantially all of the Company's assets;

2.3.3 The consummation or a liquidation or dissolution of the Company;

2.3.4 The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

2.4   Code means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code shall include such section, any valid regulation promulgated thereunder, and any comparable provision of any future legislation amending, supplementing or superseding such section.

2.5   Company means Shoe Pavilion, Inc., a Delaware corporation, or any successor thereto.

2.6   Director means an individual who is a member of the Board.

2.7   Exchange Act means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto. Reference to a specific section of the Exchange Act shall include such section, any valid regulation promulgated thereunder, and any comparable provision of any future legislation amending, supplementing or superseding such section.

2.8   Exercise Price means the price at which a Share may be purchased pursuant to an Option.

2.9   Fair Market Value means the average of the highest and lowest quoted selling prices for Shares on the relevant date, or if there were no sales on such date, the weighted average of the means between the highest and lowest quoted selling prices on the nearest day before and the nearest day after the relevant date, as determined by the Board of Directors.

2.10   Non-Employee Director means a Director who is an employee of neither the Company nor of any Subsidiary.

2.11   Option means an option to purchase Shares which has been granted under the provisions of the Plan. Options are not intended to be incentive stock options under section 422 of the Code.

2.12　Participant means a Non-Employee Director to whom an Option or Restricted Stock Award has been granted under the provisions of the Plan.

2.13　Plan means the Shoe Pavilion, Inc. Non-Employee Director Stock Plan, as set forth in this instrument and as hereafter amended from time to time.

2.14　Restricted Stock means an Award granted to a Participant pursuant to Section 8 of this Plan.

2.15　Shares means the shares of common stock of the Company.

2.16　Subsidiary means any corporation in which the Company owns directly, or indirectly through subsidiaries, at least fifty percent (50%) of the total combined voting power of all classes of stock, or any other entity (including, but not limited to, partnerships and joint ventures) in which the Company owns at least fifty percent (50%) of the combined equity thereof.

2.17　Termination of Service means a cessation of the Non-Employee Director's service on the Board for any reason.

SECTION 3
ADMINISTRATION OF THE PLAN

3.1　Administrator. The Plan shall be administered by the Board of Directors; however, the Board may delegate its duties and responsibilities under the Plan to the Compensation Committee of the Board. The Board of Directors or the Compensation Committee, if applicable, is referred to herein as the Administrator. It shall be the duty of the Administrator to conduct the general administration of the Plan in accordance with its provisions.

3.2　Authority of the Administrator. The Administrator shall have all powers and discretion necessary or appropriate to administer the Plan and to control its operation in accordance with its terms, including, but not limited to, the following powers:

3.2.1　To interpret the provisions of the Plan and to determine, in its sole discretion, any question arising under, or in connection with the administration or operation of, the Plan;

3.2.2　To employ such counsel, agents and advisers, and to obtain such legal, clerical and other services, as it may deem necessary or appropriate in carrying out the provisions of the Plan; and

3.2.3　To prescribe, amend and rescind rules and regulations relating to the Plan, and to make all other determinations which may be necessary or advisable for the administration of the Plan.

3.3　Decisions Binding. All actions, interpretations and decisions of the Administrator shall be final, conclusive and binding on all persons, and shall be given the maximum deference permitted by law.

3.4   Administrative Expenses. All expenses incurred in the administration of the Plan by the Administrator, or otherwise, including legal fees and expenses, shall be paid and borne by the Company.

3.5   Indemnification. Each person who is or shall have been a member of the Board of Directors shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, notion, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

SECTION 4
SHARES SUBJECT TO THE PLAN

4.1   Number of Shares. Subject to adjustment as provided in Section 4.3, the maximum number of Shares available for grant under the Plan may not exceed 100,000. Such Shares may be either authorized but unissued Shares or treasury Shares.

4.2   Effect of Lapsed Options or Restricted Stock Awards. If an Option or an Award of Restricted Stock is cancelled, terminates, expires or lapses for any reason, any Shares subject to such Option or Restricted Stock Award again shall be made available for grant under the Plan (to the same Participant or to a different person).

4.3   Adjustments in Authorized Shares.   In the event of any merger, reorganization, consolidation, recapitalization, separation, liquidation, stock dividend, split-up, Share combination, or other change in the corporate structure of the Company affecting the Shares, such adjustment shall be made in the number and class of Shares which may be delivered under the Plan, and in the number and class of and/or the Exercise Price of Shares subject to outstanding Options or Restricted Stock Awards, as may be determined to be appropriate and equitable by the Board, in its sole discretion, to prevent the dilution or diminishment of Options or Restricted Stock Awards. Notwithstanding the preceding sentence, the number of Shares subject to any Option or Restricted Stock Award always shall be a whole number.

SECTION 5
ELIGIBILITY

5.1   Eligibility. All Non-Employee Directors shall be eligible to participate in the Plan.

5.2　Consideration for Grant of Option or Restricted Stock Award.　Any Option or Restricted Stock Award under the Plan shall be granted in consideration of the past services of the Participant.

SECTION 6
AWARD UPON ELECTION TO BOARD AND
SUBSEQUENT ANNUAL AWARDS

6.1　Initial Award.　Each Non-Employee Director shall receive on the date he or she is initially elected to serve as a member of the Board of Directors either (i) an Option to purchase 7,500 Shares or (ii) a grant of 1,800 Restricted Shares, the exact nature of the Award to be determined by the Board of Directors at or before the time of election.

6.2　Annual Awards.　Each Participant who has been granted an Award pursuant to Section 6.1 shall be entitled to receive, on the date of each subsequent annual meeting of the stockholders of the Company, either an Option grant pursuant to Section 7 or an Award of Restricted Stock pursuant to Section 8, in the sole discretion of the Board.

SECTION 7
OPTIONS

7.1　Ongoing Grant of Options.　If the Administrator elects to grant Options rather than Restricted Stock Awards in any particular year under this Plan, each Participant who has been granted an Award pursuant to Section 6.1, shall receive, on the date of the next annual meeting of the stockholders of the Company, an Option to purchase an additional 2,500 Shares, provided that the Participant is a Non-Employee Director on each such date of grant.

7.2　Terms of Options.

7.2.1　Option Agreement.　Each Option shall be evidenced by a written stock option agreement which shall be executed by the Participant and the Company.

7.2.2　Exercise Price.　The Exercise Price for the Shares subject to each Option shall be one hundred percent (100%) of the Fair Market Value of such Shares on the date of grant.

7.2.3　Exercisability of Options.　Each Option shall become exercisable in full on the first anniversary of the date of grant of the Option.

7.2.4　Expiration of Options.　Each Option shall terminate upon the earlier of (a) the expiration of six (6) years from the date of grant of the Option, or (b) the expiration of nine (9) months from the date of the Participant's Termination of Service as a Director for any reason.　Notwithstanding the preceding sentence, if a Participant incurs a Termination of Service prior to the date that an Option held by him or her has become exercisable pursuant to Section 7.2.3, such Option shall terminate on the date of the Participant's Termination of Service as a Director.

7.2.5   Payment. Options shall be exercised by the Participant's delivery of a written notice of exercise to the Secretary of the Company, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares. The Exercise Price for any such Shares shall be payable to the Company in full in cash or its equivalent.

As soon as practicable after receipt of a written notification of exercise and full payment for the Shares purchased, the Company shall deliver to the Participant Share certificates (in the Participant's name) representing such Shares.

7.2.6   Restrictions on Share Transferability. The Administrator may impose such restrictions on any Shares acquired pursuant to the exercise of an Option, as it may deem advisable, including, but not limited to, restrictions under applicable Federal securities laws, under the requirements of any national securities exchange or system upon which Shares are then listed and/or traded, and/or under any blue sky or state securities laws applicable to such Shares.

7.2.7   Nontransferability of Options. No Option granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will, the laws of descent and distribution, or as permitted in Section 9.2. All Options granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant.

SECTION 8
RESTRICTED STOCK

8.1   Grant of Restricted Stock. If the Administrator elects to grant Restricted Stock Awards rather than Options in any particular year under this Plan, each Participant who has previously been granted an Award pursuant to Section 6.1, shall receive, on the date of the next annual meeting of the stockholders of the Company, an award of 600 shares of Restricted Stock.

8.2   Restricted Stock Agreement. Each Restricted Stock grant shall be evidenced by an Award Agreement that shall specify the Period (or Periods) of Restriction, the number of Restricted Stock Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, shall determine. Unless the Administrator determines otherwise, Shares of Restricted Stock shall be held by the Company as escrow agent until the restrictions on such Shares have lapsed.

8.3   Transferability. Except as provided in this Section 8, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction established by the Administrator and specified in the Award Agreement, or upon earlier satisfaction of any other conditions, as specified by the Administrator in its sole discretion and set forth in the Award Agreement. All rights with respect to the Restricted Stock granted to a Participant under the Plan shall be available during his or her lifetime only to such Participant.

8.4   Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on any Shares of Restricted Stock as it may deem advisable including, without limitation, restrictions under applicable Federal or state securities laws; and may legend the certificates representing Restricted Stock to give appropriate notice of such restrictions.

8.5   Certificate Legend. In addition to any legends placed on certificates pursuant to Section 8.4, each certificate representing Shares of Restricted Stock shall bear the following legend:

> "The sale or other transfer of the shares of stock represented by this certificate, whether voluntary, involuntary, or by operation of law, is subject to certain restrictions on transfer as set forth in the Shoe Pavilion, Inc. Non-Employee Director Stock Plan, and in a Restricted Stock Agreement. A copy of the Plan and such Restricted Stock Agreement may be obtained from the Secretary of Shoe Pavilion, Inc."

8.6   Removal of Restrictions. Except as otherwise provided in this Section 8, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan shall become freely transferable by the Participant after the last day of the Period of Restriction. The Administrator, in its discretion, may accelerate the time at which any restrictions shall lapse, and/or remove any restrictions. After the Shares are released from restrictions, the Participant shall be entitled to have the legend or legends required by Section 8.4 and 8.5 removed from his or her Share certificate.

8.7   Voting Rights. During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares unless otherwise provided in the Award Agreement.

8.8   Dividends and Other Distributions. During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder shall be entitled to receive all dividends and other distributions paid with respect to those Shares while they are so held, unless otherwise provided in the Award Agreement. If any such dividends or distributions are paid in Shares, the Shares shall be subject to the same restrictions on transferability and forfeit ability as the Shares of Restricted Stock with respect to which they were paid.

8.9   Return of Restricted Stock to Company. Subject to the applicable Award Agreement and Section 8.6, upon the earlier of (a) the Participant's Termination of Service, or (b) the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed shall revert to the Company and, subject to Section 4.2, again shall become available for grant under the Plan.

SECTION 9
MISCELLANEOUS

9.1   Amendment or Termination of the Plan. The Board, in its sole discretion, may amend, alter, modify or terminate the Plan, in whole or in part, at any time and for any reason. However, only if and to the extent required to maintain the Plan's qualification under Rule 16b-3 promulgated under the Exchange Act, any such amendment shall be subject to stockholder approval. Neither the amendment, suspension, termination, nor scheduled expiration of the Plan shall, without the consent of the Participant, alter or impair any rights or obligations under any Option theretofore granted. No Option may be granted during any period of suspension nor after termination of the Plan.

9.2   Beneficiary Designation. If permitted by the Administrator, a Participant may name a beneficiary or beneficiaries to whom any benefit under the Plan is to be paid in case of the Participant's death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant and must be in a form and manner acceptable to the Administrator. In the absence of any such designation, or if no beneficiary survives the Participant, benefits remaining unpaid at the Participant's death shall be paid to the person or persons entitled to such benefits under the Participant's will or, if the Participant shall fail to make testamentary disposition of such benefits, his or her legal representative. Any transferee must furnish the Company with (a) written notice of his or her status as a transferee, and (b) evidence satisfactory to the Company to establish the validity of the transfer and compliance with any laws or regulations pertaining to said transfer.

9.3   No Effect Upon Other Compensation Plans. The adoption of this Plan shall not affect any other stock option, compensation or incentive plans in effect for the Company or any Subsidiary, and this Plan shall not preclude the Board from establishing any other forms of incentive or compensation for Non-Employee Directors.

9.4   No Effect on Service. Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's service on the Board of Directors at any time, with or without cause.

9.5   Requirements of Law. The granting of Options and Restricted Stock Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

9.6   Successors. All obligations of the Company under the Plan, with respect to Options and Restricted Stock Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

9.7   Rule 16b-3 Compliance. Transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the Exchange Act. To the extent that any provision of the Plan, an Option, Restricted Stock Award or any action by the Administrator, or the Board of Directors as a whole, fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Board of Directors. Notwithstanding any contrary provision of the Plan, if the Board of Directors specifically determines that compliance with Rule 16b-3 no longer is required, all references in the Plan to Rule 16b-3 shall be of no force or effect.

9.8   Captions. The captions contained herein and in the table of contents are provided as a matter of convenience only, and in no way define, limit, enlarge or describe the scope or intent of the Plan. Such captions shall not affect in any way the construction of any provision of the Plan.

9.9   Governing Law. The Plan and all Options Agreements hereunder, shall be construed in accordance with and governed by the laws of the State of California.

9.10   Applicable Law; Severability. The Plan hereby created shall be construed, administered and governed in all respects in accordance with the laws of the State of California (with the exception of its conflict of laws provisions). If any provision of this instrument shall be held invalid or unenforceable by a court of competent jurisdiction, the remaining provisions hereof shall continue to be fully effective.

9.11   Change in Control. In the event of a Change in Control of the Company as defined in Section 2.2, all unvested Awards, including Options and Restricted Stock grants, then outstanding shall be accelerated and deemed fully vested and exercisable, in the case of Options, or free of all restrictions, in the case of Restricted Stock Awards, as of the effective date of such Change in Control event. The Company shall give each Director holding Options at least thirty (30) days prior written notice of the anticipated effective date of any such Change in Control event. Notwithstanding anything in this Plan or in any Option agreement to the contrary, (i) all Option exercises effected during the 30-day period prior to the effective date of any such Change in Control event, shall be deemed effective immediately prior to the closing of such Change in Control event, and (ii) if the Company abandons or otherwise fails to close any such Change in Control event, then (a) all exercises during the foregoing 30-day period shall cease to be effective *ab initio* and (b) the outstanding Options shall be exercisable as otherwise determined under the applicable Option agreement and without consideration of this Section 9.11 or the corresponding provisions of any Option agreement.

9.12   Cash Out of Awards. Notwithstanding Section 9.11, in event of a Change in Control of the Company as defined in Section 2.2, each Participant agrees that the Administrator may, in its sole and absolute discretion, cancel all Awards granted under this Plan from Participant in exchange for a cash payment to the Award holder equal to the greater of (A) the average closing price of the Company's Common Stock for a consecutive five days period, less the Exercise Price or (B) the highest price per share actually paid in connection with the Change of Control of the Company, less the Exercise Price.

9.13   Accelerated Vesting. Accelerated vesting of all Awards will occur as outlined in the event of a Change of Control as outlined in Section 2.2 In addition, the Administrator may in its sole and absolute discretion provide for earlier accelerated vesting of an Award in full or in part at any time.

EXECUTION

IN WITNESS WHEREOF, the Company, by its duly authorized officer, has executed this Plan on the date indicated below.

SHOE PAVILION, INC.

Dated Revised
May 29, 2007   By   /s/ Dmitry Beinus
                                               Name: Dmitry Beinus
                                               Title: Chairman, President and
                                                        Chief Executive Officer